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June 26, 2020

Re:	Global Blue Group Holding AG (the “Company”)
Registration Statement on Form F-4, as amended
Filed February 24, 2020 and June 19, 2020
File No. 333-236581

Jeff Kauten

Staff Attorney, Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Dear Jeff:

We refer to our telephone conference on June 23, 2020 in which the staff (the “Staff”) of the United States Securities and Exchange Commission asked the Company to supplement the responses to comments 23 and 24 set forth in the letter dated March 20, 2020 (the “Comment Letter”) from the Staff regarding the above-referenced filing of the Company, as amended by Amendment No. 1 on Form F-4/A filed on June 19, 2020.

For ease of reference, we repeat the relevant comments below and have included the Company’s full responses to each comment:

23. SEC Comment: Please explain your basis for recognizing the commission received from providing VAT service revenue, net of the share paid to the merchant. Refer to IFRS 15 paragraphs B34 through B37.

Company Response: In response to this comment, the Company believes that Global Blue acts as an agent in respect of the VAT refund service rendered to the merchant (which is identified as the principal in the transaction). Based on the requirements of IFRS 15.B36, only the commission earned for arranging the refund service is therefore recognized as revenue by Global Blue. This is considered below by illustrating the overall transaction flow before considering the specific requirements of IFRS 15.B34 through B37.

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Simpson Thacher & Bartlett LLP

Jeff Kauten	- 2 -	June 26, 2020

Transaction flow – Overview:

Global Blue’s main offering is VAT refund service, referred to as Tax Free Shopping (“TFS”), which represents 84.6% of Global Blue’s revenue for the financial year ended March 31, 2019. This consists of providing a unique solution facilitating the VAT refund process between merchants and international shoppers (defined as an individual shopping outside of their home country).

The typical TFS transaction consists of seven steps:

1.	An international shopper purchases goods from a merchant, with the VAT included in the purchase price.

When the applicable local customs laws are in place, the international shopper is entitled to a refund of the VAT paid. This is based on the “destination principle” of taxation, which states that goods should be taxed in the country in which they are consumed rather than the country in which they are purchased.

2.

In order to make a claim to recover the VAT paid on goods purchased, the merchant issues a tax free form, which the international shopper completes with biographical information, as well as information related to the purchase and form of payment (e.g., cash or credit card).

The form must be correctly and fully completed, otherwise there will not be sufficient information to serve as basis for the VAT refund. The VAT refund rules in each country where Global Blue operates may differ and therefore the form is one of the bases upon which Global Blue and the local customs authorities may evaluate whether a claim to recover VAT by an international shopper is valid or not.

3.	This form must be validated by duly appointed customs agents, usually at an exit point (e.g., airport).

The validated form is the definitive proof that an international shopper’s claim for a VAT refund is valid.

4.

Once the form is validated, the international shopper presents their validated form to Global Blue to obtain the VAT refund (this is because the VAT refund services have been outsourced by the merchant to Global Blue). Global Blue then directly repays the VAT (less commission) to the international shopper, on behalf of the merchant.

5.	Global Blue invoices and receives 100% of the VAT from the merchant.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 3 -	June 26, 2020

6.	Global Blue will then share a portion of the commission with the merchant, as defined in the contract between Global Blue and the merchant.

7.	The merchant declares the VAT refund and receives the VAT by making the relevant filings with the customs and tax authorities.

The transaction flows behind TFS’ business can be seen graphically as follows:

Identification of customer and contract

Whilst both the merchant and the international shopper interact with Global Blue, management’s assessment is to consider the merchant as the customer of Global Blue (based on IFRS 15 requirements). The main reasons behind this conclusion are as follows:

•

Global Blue has contractual agreements with the merchant, setting its commission percentage, and payment terms. The contracts with the merchant are then the contracts to consider in the IFRS 15 assessment;

•

Global Blue has a direct relationship with the merchant, and never directly interacts or negotiates contractual terms with an international shopper, even though the international shopper is also required to agree to the related terms and conditions of the contract (required for making use of the refund service);

•

In substance, the merchant outsourced the “refund services” activity to Global Blue, which the merchant could, and in certain cases does, perform “in house”. Outsourcing such services makes Global Blue become the merchant’s supplier, and hence the merchant becomes Global Blue’s customer for this particular service;

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 4 -	June 26, 2020

•

Even though there is a “direct relationship” between the international shopper and Global Blue, and even though the international shopper might come directly to a Global Blue desk and ask for an immediate VAT refund (following validation), such a situation is only possible because valid contractual agreements are in place with the merchant. A shopper coming to a Global Blue desk and requesting a refund relating to a purchase made at a merchant without a contractual agreement with Global Blue, cannot receive a refund. Hence, the relationship between the international shopper and Global Blue is inherent and incidental to the contractual arrangement between Global Blue and the merchant.

•

The VAT cash flows – as for any other sales based tax – are not to be analyzed under the revenue framework. All parties (e.g., merchant and Global Blue) are agents to the tax authorities in that respect. In respect to the tax authorities that first collect and then agree to reimburse the VAT when validating the form, management considers that both the merchant and Global Blue are agents. Similar to a classic goods sale with a customer, the merchant is seen as an agent collecting the VAT on behalf of the tax authorities, and such VAT amounts are not recognized as revenue by Global Blue.

Principal vs agent considerations:

As highlighted in the transaction flow above, Global Blue’s business model involves various parties (the merchant, the international shopper, the tax authorities and Global Blue itself). As mentioned above, with respect to the tax authorities, Global Blue is an agent since it is only a pass-through, as is the case for a normal sale.

In relation to the arrangements in place between Global Blue and the merchant (considered as the customer), a relevant consideration as per IFRS 15.B34 is whether Global Blue provides VAT refund services to the international shopper on its own accord, or on behalf of another party (i.e., the merchant). The original transaction gives rise to a promise by the merchant to the international shopper that the VAT can be refunded. On the other hand, the relationship between the international shopper and Global Blue arises only as a result of the arrangements in place between the merchant and Global Blue. Global Blue is therefore only able to arrange for such services to be provided on behalf of the merchant, but not on its own right. This is consistent with the fact that it is the merchant that made the promise to the international shopper that the VAT could be refunded.

In other words, the merchant controls the VAT refund service, and engages Global Blue to satisfy such service on its behalf. This is considered further below in more detail, based on the specific requirements of IFRS 15.B35 to IFRS 15.B37.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 5 -	June 26, 2020

•

Based on IFRS 15.B35, an entity that is the principal may satisfy its performance obligation by providing the service itself, or it may engage another party to provide the specified service. Based on the transaction flows outlined above, the merchant has the right to provide the VAT refund services to the international shopper as a result of the initial promise relating to a VAT refund. Rather than providing such service itself, the merchant requests Global Blue to provide such service to the international shopper on its behalf, in exchange for a commission. As the merchant has the right to direct Global Blue to provide such service, this would indicate the merchant as the principal, as per IFRS 15.B35A(b).

•

On the other hand, as Global Blue arranges VAT refund services on behalf of the merchant, its role is that of an agent, in line with the requirements of IFRS 15.B36. This is consistent with the amount of remuneration received by Global Blue, consisting of a commission in exchange for the refund service it provides.

This assessment is further confirmed by considering the additional indicators included in IFRS 15.B37 that an entity is an agent. Specifically:

○

As per IFRS 37.B37(a) – when an entity has the primary responsibility for fulfilling the promise to the customer, any other party involved in providing the specified good or service is likely to be acting on the entity’s behalf. In the specific transaction flow outlined above, the merchant has the primary responsibility to provide the VAT refund services;

○

IFRS 37.B37(b) – when an entity does not have any inventory risk before or after the goods are sold, it is typically considered the agent. In the specific case, any inventory risk arises only as a result of the initial purchase of goods, and Global Blue does not bear any inventory or other risk relating to this transaction;

○

IFRS 15.B37(c) – when an entity does not have any discretion in establishing prices for the other party’s goods or services. In the specific case, it is the merchant that determines the price of the underlying item being purchased, and Global Blue simply receives a commission for its VAT refund services which are linked to the value of the original transaction but cannot influence the price of the original transaction;

○	IFRS 15.B37(d) – when the entity’s consideration is in the form of a commission. This reflects the arrangements in place whereby Global Blue receives a commission for its services;

○

IFRS 15.B37(e) – when the entity is not exposed to credit risk for the amount receivable from a customer in exchange for the other party’s goods or services. This indicator is not strictly applicable to Global Blue, given that the international shopper fully pays for the goods at the time of acquiring them.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 6 -	June 26, 2020

Based on the analysis above, and as per the guidance in IFRS 15.B34 to 15.B37, the merchant is identified as the principal who in turn has provided the right to provide such service on its behalf to Global Blue (as per IFRS 15.B35(b)). As a result, Global Blue’s obligation to arrange for the provision of the refund service on behalf of the merchant is considered to be in the capacity of an agent. Based on the requirements of IFRS 15.B36, only the commission earned by Global Blue for arranging the refund service is therefore recognized as revenue.

24. SEC Comment: Please explain your basis for recognizing the AVPS commission net of commissions paid to the merchant and acquiring bank. Refer to paragraphs B34 through B37 of IFRS 15.

Company Response: In response to this comment, the Company believes that, for services delivered within its AVPS segment, Global Blue acts as an agent for services it renders to the acquiring bank and the merchant. As such, based on the requirements of IFRS 15.B36, only the commission earned for arranging the service is therefore recognized as revenue by Global Blue. This is considered below by illustrating the overall transaction flow before considering the specific requirements of IFRS 15.B34 through B37.

Transaction flow – Overview

Global Blue’s second segment is Added Value Payment Solutions (“AVPS”), which represents 15.4% of Global Blue’s revenue for the financial year ended March 31, 2019. The main offering within the AVPS segment is Dynamic Currency Conversion (“DCC”), which consists of enabling an international shopper to pay for a transaction, priced in local currency, in their home currency (“DCC service”).

The steps are as follows:

1.	The merchant offers the international shopper the choice of whether to pay in home currency or local currency, and the international shopper chooses the former.

The DCC service may be provided for a transaction eligible for a VAT refund (e.g., at a retailer who also offers VAT refund services) or for transaction not eligible for a VAT refund (e.g., an international shopper with a foreign-issued card paying for a hotel room).

2.

To do this in practice, the international shopper is presented, by the merchant’s staff, the purchase price in local currency and in the international shopper’s home currency on the payment terminal (managed by the acquiring bank with the DCC service). To present the home currency, in the background, the acquiring bank (on behalf of the merchant) requests the applicable exchange rate from Global Blue, such that it is presented on the payment terminal alongside the home currency equivalent.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 7 -	June 26, 2020

3.	The merchant prints the bill for the international shopper.

4.	The issuing bank (i.e., the bank that issued a credit card to the international shopper on behalf of a card scheme) debits the account of the international shopper in home currency.

5.	The card scheme (e.g., Visa or MasterCard) debits the issuing bank in home currency.

6.	The acquiring bank (i.e., the financial institution that maintains the merchant’s bank account) debits the card scheme in the international shopper’s home currency.

7.	The acquiring bank pays Global Blue in the international shopper’s home currency and Global Blue pays a local currency amount to the acquiring bank in return.

8.	The acquiring bank credits the merchant’s account in local currency.

The transaction flows behind DCC’s business can be seen graphically as follows:

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 8 -	June 26, 2020

Identification of customer and contract

Management’s assessment is to consider the acquiring bank as the customer of Global Blue (based on IFRS 15 requirements). The main reasons behind this conclusion are as follows:

•

Global Blue has contractual agreements with the acquiring bank, setting its commission percentage and service terms. The contracts with the acquiring bank are then the contracts to consider in the IFRS 15 assessment.

•

In substance, the acquiring bank outsources the “DCC services” activity to Global Blue, which the acquiring bank could, and in certain cases does, perform “in house”. Outsourcing such services makes Global Blue become the acquiring bank’s supplier, and hence the acquiring bank becomes Global Blue’s customer for this particular service.

•

The acquiring bank will offer DCC as one of several add-ons to its payment services offered to merchants (who may or may not opt for the DCC plug-in with the broader payment solution being offered by the acquiring bank), i.e. the merchant is the acquiring bank’s customer. Assuming the merchant opts for the DCC service, Global Blue becomes one of several parties involved in the broader payment value chain.

•

Global Blue’s contractual agreement is either with the acquiring bank or may also be structured as a triparty agreement between Global Blue, the acquiring bank, and the merchant. If so, such triparty agreement sits under a master agreement between Global Blue and the acquiring bank.

From the perspective of Global Blue, the acquiring bank is the customer and the merchant is the ultimate customer. Global Blue cannot contract directly with the merchant for the DCC service, without the involvement of the merchant’s acquiring bank.

•

Most importantly, the international shoppers are not involved in the negotiation of the contractual terms of this service with either the merchant, Global Blue or the acquiring bank, even though they need to agree to the related terms and conditions.

Principal vs agent considerations:

As highlighted in the transaction flow above, Global Blue’s business model involves various parties (the merchant, the international shopper, acquiring bank, issuing bank, card schemes, and Global Blue itself).

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 9 -	June 26, 2020

In relation to the arrangements in place between Global Blue and the acquiring bank (considered as the customer) or the tri-party arrangement in place between Global Blue, the acquiring bank and the merchant (the latter two considered as the customer), a relevant consideration as per IFRS 15.B34 is whether Global Blue provides the DCC services to the international shopper on its own accord, or on behalf of another party (i.e. acquiring bank or acquiring bank / merchant). The original transaction gives rise to a promise by the acquiring bank or acquiring bank / merchant to the international shopper that their account will be debited in their home currency (not the local currency). Global Blue service arises only as a result of the arrangements in place between the acquiring bank or acquiring bank / merchant and Global Blue. Global Blue is therefore only able to arrange for such services to be provided on behalf of the acquiring bank or acquiring bank / merchant, but not on its own right. This is consistent with the fact that it is the acquiring bank or acquiring bank / merchant that made the promise to the international shopper regarding the transaction currency, and the international shopper would mainly reach out to the acquiring bank or acquiring bank / merchant in case of an issue with the payment.

In other words, the acquiring bank or acquiring bank / merchant controls the DCC service, and engages Global Blue to satisfy such service on its behalf. This is considered further below in more detail, based on the specific requirements of IFRS 15.B35 to IFRS 15.B37.

•

Based on IFRS 15.B35, an entity that is the principal may satisfy its performance obligation by providing the service itself, or it may engage another party to provide the specified service. Based on the transaction flows outlined above, the merchant has the right to provide the DCC service to the international shopper as a result of the initial promise relating to the transaction currency. Rather than providing such service itself, the merchant requests that the acquiring bank provide such service to the international shopper on its behalf, in exchange for a commission. The acquiring bank will, in turn, outsource such service to Global Blue. As the merchant has the right to direct the acquiring bank, and therefore Global Blue (as a result of Global Blue’s arrangements with the acquiring bank) to provide such service, this would indicate the merchant as the principal, as per IFRS 15.B35A(b).

•

On the other hand, as Global Blue (through the acquiring bank) arranges DCC services on behalf of the merchant, its role is that of an agent, in line with the requirements of IFRS 15.B36. This is consistent with the amount of remuneration received by Global Blue and the acquiring bank, consisting of a commission in exchange for the DCC service it provides.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 10 -	June 26, 2020

This assessment is further confirmed by considering the additional indicators included in IFRS 15.B37 that an entity is an agent. Specifically:

○

As per IFRS 37.B37(a) – when an entity has the primary responsibility for fulfilling the promise to the customer, any other party involved in providing the specified good or service is likely to be acting on the entity’s behalf. In the specific transaction flow outlined above, the merchant has the primary responsibility to provide DCC services, rather than Global Blue;

○

IFRS 37.B37(b) – when an entity does not have any inventory risk before or after the goods, it is typically considered the agent. In the specific case, any inventory risk arises only as a result of the initial purchase of goods, Global Blue does not bear any inventory or other risk relating to this transaction;

○

IFRS 15.B37(c) – when an entity does not have any discretion in establishing prices for the other party’s goods or services. In the specific case, Global Blue simply receives a commission for arranging the services with the acquiring bank, with the value of such commission linked to the value of the original transaction which Global Blue is unable to influence;

○	IFRS 15.B37(d) – when the entity’s consideration is in the form of a commission. This reflects the arrangements in place whereby Global Blue receives a commission for its services;

○

IFRS 15.B37(e) – when the entity is not exposed to credit risk for the amount receivable from a customer in exchange for the other party’s goods or services. This indicator is not strictly applicable to Global Blue, given that the international shopper fully pays for the goods at the time of acquiring them.

Based on the analysis above, and as per the guidance in IFRS 15.B34 to 15.B37, the merchant is identified as the principal who in turn has provided the right to provide such service on its behalf to Global Blue, and the acquiring bank (as per IFRS 15.B35(b)). As a result, Global Blue’s obligation to arrange for the provision of the DCC on behalf of the merchant is considered to be in the capacity of an agent. Based on the requirements of IFRS 15.B36, only the commission earned by Global Blue for arranging the DCC is therefore recognized as revenue.

If you have any questions or would like further information concerning the Company’s responses set forth above, please do not hesitate to contact me. Thank you for your time and consideration.

Very truly yours,

/s/ Michael Wolfson

Michael Wolfson

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 11 -	June 26, 2020

cc:	Far Point Acquisition Corporation

Global Blue Group Holding AG

Morgan, Lewis & Bockius LLP